

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

Via Email
Mr. R.G. Young
Senior Vice President and Chief Financial Officer
Archer-Daniels-Midland Company
4666 Faries Parkway, Box 1470
Decatur, Illinois 62525

    Re: **Archer-Daniels-Midland Company**
             Form 10-K for Fiscal Year Ended June 30, 2012
             Filed August 27, 2012
             Form 10-K for Transition Period Ended December 31, 2012
             Filed February 28, 2013
             File No. 1-0004

Dear Mr. Young:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief